Fitch Ratings, Inc.

2017 Form NRSRO Annual Certification

Exhibit 4.   Organizational Structure

Please see charts attached, reflecting the corporate management structure and material affiliates of Fitch Ratings, Inc.

Corporate Structure
Senior Management



Paul Taylor
President and CEO
Fitch Group

Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors

Ian Linnell
President
Fitch Ratings

Eileen Fahey
Chief Risk Officer
Fitch Group

Fitch Group Operations

Charles Brown
General Counsel

Jon Ewing
Chief Marketing Officer

Rob Harpel
Chief Technology Officer

Andy Jackson
Global Head of Human Resources

Ted Niedermayer
CFO

Karen Skinner
Chief Operating Officer

Julian Dennison
Global Publishing

Susan Launi
Regulatory Affairs, Policies
and Procedures

Seth Lieberman
Business Analytics

Andrew Pedvis
Product Development

Jeff Simon
Global Operations
Management

Brett Hemsley
Global Analytical Head

Dan Champeau
Global Group Head

- U.S. Public Finance
- Global Infrastructure
- International Public Finance

Kevin Duignan
Global Group Head

- Banks
- Insurance
- Funds & Asset Management
- Non-Bank Financial Institutions

Richard Hunter
Global Group Head

- Corporate Finance

James McCormack
Global Group Head

- Sovereigns

Marjan van der Weijden
Global Group Head

- Structured Finance
- Covered Bonds

Mark Oline
Global Head of
Business & Relationship Mgmt

Ann Flynn
Global Head Public Finance &
Global Infrastructure Group

J. Douglas Murray
Global Head
Structured Finance

Aymeric Poizot
Global Head
Investor Relations

Jose Santos
Global Head
Financial Institutions

David Wharrier
Global Head
Revenue Management

Jill Zelter
Global Head
Corporates

Sing Chan Ng and Kwong Li
Regional co-Heads
Asia Pacific

Peter Shaw
Regional Head
Latin America

Fitch Ratings

Jeremy Carter
Chief Credit Officer

Jeff Horvath
Chief Compliance Officer

Trevor Pittman
Sr Compliance Officer EMEA/APAC

Regional Credit Officers

Stuart Jennings
EMEA and APAC

Katherine Falconi
The Americas

Credit Policy Group

Peter Patrino
Chief Criteria Officer

Gautam Mitra
Head of Internal Audit

Effective December 2017





FITCH RATINGS, INC.
(Delaware)

FITCH RATINGS LIMITED (England)

FITCH RATINGS LANKA LIMITED* (Sri Lanka)

FITCH CENTROAMERICA, S.A.* (Panama)

FITCH RATINGS COLOMBIA, S.A SOCIEDAD CALIFICADORA DE VALORES* (Colombia)

Additional Credit Rating Affiliates See page FRL

FITCH SOLUTIONS LIMITED+ (England)

FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.* (Costa Rica)

FITCH CENTROAMERICA, S.A.* (Guatemala)

FITCH REPUBLICA DOMINICANA S.R.L.* (Dominican Republic)

FITCH SOLUTIONS ASIA PTE LTD+

IRR ADVISORY SERVICES PRIVATE LTD+

FITCH SOLUTIONS DEUTSCHLAND GMBH+

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.



FITCH RATINGS
LIMITED
(England)

FITCH RATINGS
CIS LIMITED++
(England)

FITCH RATINGS
ESPAÑA S.A.U.
(Spain)

FITCH ITALIA
S.P.A.
(Italy)

FITCH DEUTSCHLAND
GMBH
(Germany)

FITCH POLSKA
S.A.
(Poland)

FITCH FRANCE
(France)

FITCH RATINGS KREDI,
DERECELENDIRME HI
ZMETLERI A.S.*
(Turkey)

FITCH SOUTHERN AFRICA
(PTY) LIMITED*
(South Africa)

INTER ARAB RATING
COMPANY S.A.E.*
(Bahrain)

INDIA RATINGS AND
RESEARCH PTE LTD*
(India)

FITCH INDIA
SERVICES PRIVATE LTD*
(India)

FITCH RATINGS
(BEIJING) LIMITED
(China)

FITCH RATINGS
SINGAPORE PTE LTD
(Singapore)

PT FITCH RATINGS
INDONESIA*
(Indonesia)

FITCH RATINGS
JAPAN LIMITED
(Japan)

FITCH (HONG
KONG) LIMITED
(Hong Kong)

FITCH AUSTRALIA
PTY LIMITED
(Australia)

KOREA RATINGS
CORPORTATION*
(Korea)

E-CREDIBLE
CO., LTD
(Korea)

E-CREDIBLE
NETWORKS CO., LTD
(Korea)

FITCH RATINGS
(THAILAND) LIMITED*
(Thailand)

FITCH RATINGS
BRASIL LTDA
(Brazil)

FITCH VENEZUELA, SOCIEDAD
CALIFICADORA DE RIESGO, S.A.*
(Venezuela)

FITCH MEXICO
S.A. DE C.V.
(Mexico)

FITCH HOLDING S.A*
(Chile)

FITCH CHILE CLASIFICADORA
DE RIESGO LIMITADA*
(Chile)

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.
September 2017